

October 6, 2014

Via E-mail
Robert E. Abernathy
Chief Executive Officer
Halyard Health, Inc.
P.O. Box 619100
Dallas, Texas 75261-9100

    Re: Halyard Health, Inc.
          Amendment No. 4 to Registration Statement on Form 10
          Filed September 22, 2014
          File No. 001-36440

Dear Mr. Abernathy:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have further comments.

Exhibits

1.   We note your response to prior comment 1 regarding the non-competition agreement related to your gloves. Because the agreement appears to be addressed by Regulation S-K Item 601(b)(10)(ii)(A), you should file it as an exhibit unless it is immaterial in amount or significance. It is unclear how the agreement is immaterial in amount and significance given the amount of your business that you disclose as derived from your gloves. Please file the agreement or clarify your response as appropriate.

Exhibit 99.1

Management, page 83

2.   Please tell us why you have removed the disclosure regarding which directors would be included in Class I, II and III, who would be members of the board's committees, and your named executive officers post-distribution equity award holdings.

Robert E. Abernathy
Halyard Health, Inc.
October 6, 2014
Page 2

<u>Ownership of Halyard Stock by Certain Beneficial Owners and Management, page 122</u>

3.   Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of BlackRock, Inc., Capital World Investors, State Street Corporation and The Vanguard Group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): John W. Wesley